U. S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES


Form 3                                            ------------------------------
                                                  OMB Number     3235-0104
                                                  Expires:  December 31, 2001
                                                  Estimated average burden
                                                  hours per response . . . . 0.5
                                                  ------------------------------


Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility

Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of
1940

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

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1.   Name and Address of Reporting Person   2.   Date of Event Re-   4.  Issuer Name and Ticker or Trading Symbol
                                                 quiring Statement
John Hancock Financial Services, Inc.            (Month/Day/Year)        Fresh America Corp. ("FRES")
                                                 September 5, 2001
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     (Last)       (First)      (Middle)     3.   IRS or Social Se-   5.  Relationship of Reporting Person to Issuer 6. If Amendment,
                                                 curity Number of                 (Check all applicable)               Date of
P.O. Box 111                                     Reporting Person        _____ Director        __X__ 10% Owner         Original
                                                                                                                    (Month/Day/Year)
_________________________________________          (Voluntary)           _____ Officer (give   _____ Other (specify
                (Street)                                                                title below)         below)
                                                    04-3483032                         _______________________

                                                                                                        7. Individual or
                                                                                                           Joint/Group Filing
                                                                                                           (Check Applicable Line)
                                                                                                             Form Filed by One
                                                                                                          --- Reporting Person
                                                                                                           X Form Filed by More than
Boston,           MA              02117                                                                   --- One Reporting Person
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 (City)         (State)           (Zip)                              Table 1 -- Non-Derivative Securities Beneficially Owned

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1.   Title of Security                            2.  Amount of Securities      3.  Ownership           4. Nature of Indirect
     (Instr. 4)                                       Beneficially Owned            Form:  Direct          Beneficial Ownership
                                                      (Instr. 4)                    (D) or Indirect        (Instr. 5)
                                                                                    (I)   (Instr.5)
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Series D Cumulative Redeemable Preferred Stock            27,000                          I                   *See fn. (a) below
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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly                   (Over)
*If the form is filed by more than one reporting person, see Instructions 5 (b) (v)                                  SEC 1473 (3/99)

                                  Page 1 of 3
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FORM 3 (continued)                        Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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1.Title of Derivative Security   2.   Date Exer-     3. Title and Amount of      4.   Conver-   5. Owner-    6. Nature of Indirect
  (Instr. 4)                          cisable and       Securities Underlying         sion or      ship         Beneficial Ownership
                                      Expiration        Derivative Security           Exercise     Form of      (Instr. 5)
                                      Date              (Instr. 4)                    Price of     Deri-
                                      (Month/Day/                                     Deri-        vative
                                      Year)                                           vative       Security
                                                                                      Security

                                 -----------------------------------------------
                                 Date       Expira-                    Amount                      Direct
                                 Exer-      tion                       or                          (D) or
                                 cisable    Date          Title        Number                      Indirect
                                                                       of                          (I)
                                                                       Shares                      (Instr. 5)

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Warrants                      Immediately  8/14/2011    Common Stock  45,414,529     $0.0001         I           *See fn.(c) below
                              fn.(b)
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Explanation of Responses:

(a) John Hancock Life Insurance Company ("JHLICO"), a direct, wholly owned subsidiary of John Hancock Financial Services, Inc., owns 24,840 shares of Series D Cumulative Redeemable Preferred Stock. In addition, John Hancock Variable Life Insurance Company ("JHVLICO"), a direct, wholly owned subsidiary of JHLICO, owns 1,620 shares and Investors Partner Life Insurance Company, a direct, wholly-owned subsidiary of JHVLICO owns 540 shares.

(b) Although the Warrants are immediately exercisable, the Issuer currently does not have a sufficient number of authorized shares of Common Stock to issue upon exercise of the Warrants. Before the Warrants may be exercised by the Reporting Persons, shareholder approval, which is beyond the control of the Reporting Persons, must be obtained to, among other things, approve an amendment to the Issuer's Articles of Incorporation to increase the number of authorized shares of Common Stock and decrease the stated par value of the Common Stock.

(c) JHLICO beneficially owns Warrants to purchase 29,519,444 shares of common stock. JHLICO also has direct beneficial ownership over Warrants owned by advisory account, Signature 1A (Cayman) LTD. to purchase 4,541,453 shares of common stock and direct beneficial ownership over Warrants owned by advisory account, Signature 3 Limited to purchase 4,541,453 shares of common stock. John Hancock Variable Life Insurance Company owns Warrants to purchase 6,812,179 shares of common stock.


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


JOHN HANCOCK FINANCIAL SERVICES, INC.

By: /s/Barry J. Rubenstein                                September 17, 2001
-------------------------------------                     ------------------
**Barry J. Rubenstein                                            Date
Vice President, Counsel, & Secretary


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not to respond unless the form displays a currently valid OMB control number.

                            Page 2 of 3                          SEC 1473 (3/99)

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                             Joint Filer Information
                             -----------------------



                 Issuer Name and Trading Symbol:  Fresh America Corp. ("FRES")

                 Date of Event Requiring Statement:  September 5, 2001

                 Designated Reporter:  John Hancock Financial Services, Inc.


1.       Name and address of Reporting Person:
         ------------------------------------

         John Hancock Life Insurance Company
         200 Clarendon Street
         Boston, MA 02117

         IRS Number:  04-1414660
         ----------


         By:  /s/Roger G. Nastou
              ------------------
                 Roger G. Nastou
                 Vice President


2.       Name and address of Reporting Person:
         ------------------------------------

         John Hancock Variable Life Insurance Company
         200 Clarendon Street
         Boston, MA 02117

         IRS Number:  04-2664016
         ----------


         By:  /s/Michele G. Van Leer
              ----------------------
                 Michele G. Van Leer
                 President


3.       Name and address of Reporting Person:
         ------------------------------------

         Investors Partner Life Insurance Company
         200 Clarendon Street
         Boston, MA 02117


         By:  /s/Michle G. Van Leer
              ---------------------
                 Michele G. Van Leer
                 President


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